# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGIONAL HEALTH PROPERTIES, INC, CIK 0001004724
CUSIP: 75903M309
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1050 CROWN POINTE PARKWAY, SUITE 720, ATLANTA, Georgia (GA), 30338
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001380585

## Reporting persons
- Radoff Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 102,725; sole dispositive power 0; shared dispositive power 102,725; aggregate amount beneficially owned 102,725 (2.7% of the class)
- Radoff Bradley Louis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 174,782; shared voting power 102,725; sole dispositive power 174,782; shared dispositive power 102,725; aggregate amount beneficially owned 277,507 (7.1% of the class)

## Item 1. Issuer
Name of issuer: REGIONAL HEALTH PROPERTIES, INC
Address of issuer's principal executive offices: 1050 CROWN POINTE PARKWAY, SUITE 720, ATLANTA, GEORGIA 30338

## Item 2. Person Filing
Name of person filing:
This statement is filed by The Radoff Family Foundation, a Texas non-profit corporation ("Radoff Foundation"), and Bradley L. Radoff. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Radoff serves as a director of Radoff Foundation and may be deemed to beneficially own the Common Stock, no par value, of the Issuer (the "Shares") owned directly by Radoff Foundation.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Citizenship: Radoff Foundation is organized under the laws of the State of Texas and Mr. Radoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on August 15, 2025:

(i) Radoff Foundation directly beneficially owned 102,725 Shares, including 25,681 Shares underlying shares of the Issuer's Series D 8% Cumulative Convertible Redeemable Participating Preferred Shares (the "Series D Preferred"); and

(ii) Mr. Radoff directly beneficially owned 174,782 Shares, including 22,939 Shares underlying the Series D Preferred. Mr. Radoff, as a director of Radoff Foundation, may also be deemed the beneficial owner of the 102,725 Shares beneficially owned by Radoff Foundation, which, together with the 174,782 Shares he directly beneficially owns, constitutes an aggregate of 277,507 Shares beneficially owned by Mr. Radoff.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 3,837,639 Shares believed to be outstanding as of August 15, 2025 (calculated based on the 2,242,239 Shares outstanding as of August 12, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025, plus the 1,595,400 Shares payable in connection with the Issuer's merger as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2025), plus the Shares underlying the Series D Preferred that may be exercised by the Reporting Persons, as applicable.

As of the close of business on August 15, 2025, (i) Radoff Foundation beneficially owned approximately 2.7% of the outstanding Shares and (ii) Mr. Radoff may be deemed to beneficially own approximately 7.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (02/18/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (02/18/2026)